Filed pursuant to Rule 433

Registration Statements Nos. 333-219272 and 333-237192

PRESS RELEASE	FOR IMMEDIATE RELEASE

August 17, 2020

The Republic of Argentina Announces Amendment to Invitation to Exchange

Buenos Aires, Argentina: The Republic of Argentina (the “Republic”) today announced the improved terms and conditions of the Republic’s invitation to certain holders of its foreign currency external bonds to exchange those instruments for new bonds to be issued by the Republic (the “Invitation”), initially set forth in its prospectus supplement dated as of April 21, 2020, as first amended and restated on July 6, 2020.

Argentina has revised the terms and conditions of the Invitation mainly to:

1.	set the interest and principal payment dates on the New Bonds on January 9 and July 9 instead of March 4 and September 4 of each relevant year;

2.

amend the principal payment dates of (i) the New Bonds to be delivered as Accrued Interest Consideration and Additional Consent Consideration, which will begin amortizing in January 2025 and mature in July 2029, (ii) the New USD 2030 Bonds and New Euro 2030 Bonds, which will begin amortizing in July 2024 and mature in July 2030, with the first installment being in an amount equivalent to one half of each remaining installment, and (iii) the New USD 2038 Bonds and New Euro 2038 Bonds, which will begin amortizing in July 2027 and mature in January 2038;

3.

amend the foreign exchange rate to €1 = U.S.$1.1855 and CHF1 = U.S.$1.0988 and €0.9269, for the purposes of determining the principal amount of U.S. dollar-denominated New Bonds to be received by each Holder of euro-denominated and Swiss franc-denominated Eligible Bonds that elects to receive U.S. dollar-denominated New Bonds, and also to exclude such elections from the acceptance priority procedures and the caps applicable to the New USD 2030 Bonds and New USD 2035 Bonds, and reduce the caps applicable to the New Euro 2030 Bonds and the New Euro 2035 Bonds as a result of such elections;

4.

amend the modification provisions of the New Bonds to expand the list of reserve matter modifications and specify the future circumstances under which the Republic may re-designate the series of debt securities affected by a reserve matter modification or, if applicable, conduct a “uniformly applicable” modification subsequent to a cross-series modification with two-tier voting or a restructuring exchange offer;

5.	add an undertaking by the Republic to publish certain debt information on an annual basis;

6.	conform the description of the Form of the Terms and Conditions of the New Bonds included to the modifications described in 4 and 5 above;

7.	update the “Background to the Invitation” and “Related Actions to Achieve Debt Sustainability Section” with recent developments; and

8.

provide that to compensate the Ad Hoc Group of Argentine Bondholders, the Exchange Bondholder Group and the Argentina Creditor Committee (the “Supporting Creditors”) for fees and expenses of their advisors in connection with the Invitation, the total aggregate principal amount of New USD 2029 Bonds and New Euro 2029 Bonds that Holders and Ineligible Holders would otherwise be entitled to receive pursuant to the Invitation will be reduced by U.S.$28.96 million (using a foreign exchange rate of €1=U.S.$1.1855, and allocated ratably between New USD 2029 Bonds and New Euro 2029 Bonds based on the final aggregate principal amount of each such series of New Bonds to be issued in connection with the Invitation) (the “Expense Reimbursement Bonds”). The Expense Reimbursement Bonds will be divided equally among the three groups and will be delivered to such accounts as the representatives of each of the Supporting Creditors (i.e., White & Case LLP for the Ad Hoc Group of Argentine Bondholders, Quinn Emanuel Urquhart & Sullivan LLP for the Exchange Bondholder Group and Clifford Chance US LLP for the Argentina Creditor Committee) will indicate in writing to the Information Agent prior to the Settlement Date. For the avoidance of doubt, the Republic will not bear any expenses of the Supporting Creditors or their advisors in connection with the Invitation, as the Expense Reimbursement Bonds will (i) not increase the total amount of New USD 2029 Bonds and New Euro 2029 Bonds to be issued by the Republic pursuant to the Invitation and (ii) reduce pro rata the principal amount of New USD 2029 Bonds and/or New Euro 2029 Bonds that each Holder and Ineligible Holder would otherwise be entitled to receive pursuant to the Invitation.

Since the Invitation was first launched on April 21, 2020, the Republic held numerous rounds of interactions with representatives of the investor community and their advisors. Throughout this process, the Republic took note of investors’ varying and wide range of views on different economic and documentation aspects of the Invitation. The Republic and representatives of the Ad Hoc Group of Argentine Bondholders, the Argentina Creditor Committee and the Exchange Bondholder Group and certain other significant holders reached an agreement that would allow members of the creditor groups and such other holders to support Argentina’s debt restructuring proposal and grant Argentina significant debt relief. The revisions to the Invitation have been made in furtherance of this agreement.

The Republic will extend the expiration of the Invitation from 5:00 p.m., New York City time, on August 24, 2020, until 5:00 p.m., New York City time, on August 28, 2020 (the “Expiration”). The results announcement date shall be on August 31, 2020 or as early as practicable thereafter, and the execution date, the effective date and the settlement date shall remain on September 4, 2020 or as early as practicable thereafter.

The Republic has filed with the Securities and Exchange Commission (“SEC”) a revised prospectus supplement dated August 17, 2020 setting forth the modifications to the Invitation described herein (the “Amended Prospectus Supplement”).

The Republic encourages all investors to consider the revised terms of its Invitation and join the Republic in creating a sustainable path for the recovery of Argentina’s economy.

Holders who delivered their tender orders to the Invitation prior to the date of the Amended Prospectus Supplement and do not revoke such tender order prior to Expiration shall be considered to have accepted the terms and conditions of the Invitation, as amended. References to tendering Holders in the Invitation shall include Holders who delivered (and did not revoke) a tender order prior to the date of the Amended Prospectus Supplement.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Amended Prospectus Supplement.

The Republic has engaged BofA Securities, Inc. and HSBC Securities (USA) Inc. to act as dealer managers for the Invitation. D.F. King is acting as exchange, tabulation and information agent. Any questions or requests for assistance regarding the Invitation may be directed to BofA Securities, Inc. at +1 (888) 292-0070 (toll free) or +1 (646) 855-8988 (collect) or HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM (toll free) and +1 (212) 525-5552 (collect).

* * * * * * * * * *

The Republic has filed registration statements (including the prospectus) and the Amended Prospectus Supplement with the SEC, registering the New Bonds for the offerings to which this communication relates. Before you invest, you should read the prospectus in those registration statements, the Amended Prospectus Supplement, and other documents the Republic has filed or will file with the SEC for more complete information about the Republic and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, Holders, or custodians for such Holders, of Eligible Bonds may obtain a copy of the prospectus and the Amended Prospectus Supplement by contacting the dealer managers by calling any one of the numbers above or D.F. King at its email address (argentina@dfkingltd.com) or telephone number (+1 (800) 341-6292 (Toll Free)/+1 (212) 269-5550 (collect)/ +44 20 7920 9700) or by download, following registration, via: https://sites.dfkingltd.com/argentina.

Important Notice

The distribution of materials relating to the Invitation may be restricted by law in certain jurisdictions. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Republic in that jurisdiction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the Amended Prospectus Supplement and the accompanying prospectus.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this press release and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions and factors over which the Republic has no control. The Republic assumes no obligation to update these forward-looking statements and does not intend to do so, unless otherwise required by law.

For the purposes of this announcement, “Ineligible Holder” shall mean each beneficial owner located within a Relevant State (as defined below) who is not a “qualified investor” (as defined below) or any other beneficial owner located in a jurisdiction where the announcement is not permitted by law or offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

No offer of any kind will be made to Ineligible Holders.

Notice to Investors in the European Economic Area and the United Kingdom

The announcement is not being directed to any retail investors in the European Economic Area (“EEA”) and EEA retail investors will not be given the opportunity to state their views on the Proposed Modifications. As a result, no “offer” of new securities is being made to retail investors in the EEA. Any holder who does not deliver a written consent is effectively not consenting to the Proposed Modifications. Therefore, it will be necessary for other (non-retail) investors representing a greater nominal principal amount Outstanding to consent to the Proposed Modifications. If the Proposed Modifications become effective, then, in accordance with the terms of such Eligible Bonds, the Eligible Bond will be substituted for New Bonds, and such substitution will affect all Holders and Ineligible Holders, regardless of whether they consented or if they were entitled to participate in the Invitation.

This announcement is only directed to beneficial owners of Eligible Bonds who are within a Member State of the European Economic Area or the United Kingdom (each, a “Relevant State”) if they are “qualified investors” as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”).

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a Relevant State. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in a Relevant State has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation. References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

For the purposes of section 21 of the Financial Services and Markets Act 2000, to the extent that this announcement constitutes an invitation or inducement to engage in investment activity, such communication falls within Article 34 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), being a non-real time communication communicated by and relating only to controlled investments issued, or to be issued, by the Republic of Argentina.

Other than with respect to distributions by the Republic of Argentina, this announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in

connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the announcement relates is available only to relevant persons and will be engaged in only with relevant persons.